Exhibit (a)(1)(A)
June 9, 2014, as amended June 26, 2014

 DELMAR PHARMACEUTICALS, INC.

To the Holders of the Investor Warrants

This letter is to inform you that DelMar Pharmaceuticals, Inc. (the “Company”) is offering holders of certain warrants to purchase common stock of the Company (defined below as the “Investor Warrants”) the opportunity to amend and exercise such Investor Warrants, upon the terms set forth in the enclosed “Offer to Amend and Exercise Warrants to Purchase Common Stock of DelMar Pharmaceuticals, Inc.” dated as of June 9, 2014 (the “ Offer to Amend and Exercise ”). The warrants subject to the Offer to Amend and Exercise are those held by the investors who participated the Company’s private placement financings closed on January 25, 2013, January 31, 2013, February 8, 2013, February 21, 2013, February 28, 2013, March 1, 2013, and March 6, 2013 (the “Investor Warrants”). All terms not defined in this letter shall have the meanings set forth in the Offer to Amend and Exercise.

As of the date of this letter, 3,652,211 Investor Warrants have been exercised at an exercise price of $0.65 per Investor Warrant for total gross proceeds of $2,373,937.  Previously, 277,313 Investor Warrants have been exercised at an exercise price of $0.80 per Investor Warrant for total proceeds of $221,850

The Offer to Amend and Exercise is an opportunity for the holders of the Investor Warrants to amend and exercise the Investor Warrants at a reduced warrant cash exercise price of $0.65 per share of Common Stock, subject to the terms and conditions set forth in the Offer to Amend and Exercise. The purposes of the Offer to Amend and Exercise are to help the Company reduce its outstanding warrant liability and to raise funds to support the Company’s operations by encouraging the participating holders to exercise the Investor Warrants by significantly reducing both the exercise price and the exercise period of the Investor Warrants. The Company plans to use the funds obtained for working capital and other general corporate purposes. The reduction in our outstanding warrant liability is also in line as part of a larger goal to pursue a senior listing for our shares, which we believe paves the way for continued creation of shareholder value.

The enclosed Offer to Amend and Exercise together with the Election to Participate and Exercise Warrant, forms of Amended Warrants and Notice of Withdrawal constitute the “Offering Materials”. The Offering Materials provide information regarding the Offer to Amend and Exercise and instructions as to how you can participate and exercise your Investor Warrants. You should read all of the materials carefully before you decide whether to amend and exercise any of your Investor Warrants. Also, please note that although there is no minimum participation requirement with respect to this Offer to Amend and Exercise, you may not elect to amend but not exercise your Investor Warrants. Participation in this Offer to Amend and Exercise requires both amendment of your Investor Warrants and your exercise of the Amended Warrants, which will happen simultaneously should you choose to participate.

To participate in the Offer to Amend and Exercise accept and exercise an Amended Warrant and receive the number of shares of the Company’s common stock issuable therefor, you must deliver to the Company, prior to the expiration of the Offer to Amend and Exercise, which is 5:00 p.m. (Pacific time) on July 28, 2014, as may be extended by the Company in its sole discretion (the “Expiration Date”): (i) a signed copy of the Election to Participate and Exercise Warrant, (ii) a signed copy of an Accredited Investor Questionnaire, (iii) the original copy of your Investor Warrant (or an Affidavit of Lost Warrant) for cancellation, and (iv) cash in the amount equal to $0.65 per share multiplied by the number of shares of common stock you elect to purchase. The cash exercise price may be tendered in the form of a check payable to Signature Bank as Escrow Agent for DelMar Pharmaceuticals, Inc. or by wire transfer to the Company’s escrow account at Signature Bank as set forth in the Election to Participate and Exercise Warrant. The signed copy of the Election to Participate and Exercise Warrant, the signed copy of the Accredited Investor Questionnaire, and the original copy of the Investor Warrant (or an Affidavit of Lost Warrant) for cancellation, must be properly delivered, before the Expiration Date to: DelMar Pharmaceuticals, Inc., Suite 720 -- 999 West Broadway, Vancouver, British Columbia CANADA V5Z 1K5, Attn: Corporate Secretary, telephone number (604) 629-5989. If you properly tender (and do not validly withdraw) these materials on or prior to 5:00 p.m. Pacific Time on July 28, 2014, the Expiration Date of the Offer to Amend and Exercise (or such later date and time if we extend the Offer to Amend and Exercise),  promptly following the Expiration date, we intend to notify our depositary institution and our transfer agent of our acceptance of your payment of the exercise price and these materials and issue and deliver to you the number of shares of Company common stock issuable under the Amended Warrant.

If you change your mind and do not want to participate in the Offer to Amend and Exercise, you may submit a Notice of Withdrawal to us. However, to be effective, the Notice of Withdrawal must be properly completed and must be returned to us on or prior to 5:00 p.m., Pacific Time on July 28, 2014, the Expiration Date of the Offer to Amend and Exercise (or such later date and time if we extend the Offer to Amend and Exercise). However, if we have not accepted your tendered Investor Warrants and other Acceptance and Exercise Documents by July 28 , 2014, you may change your mind and submit a Notice of Withdrawal to us after July 28 , 2014. If you properly withdraw in a timely manner, we will promptly: (i) cancel your signed copy of the Election to Participate and Exercise Warrant, (ii) return the original copy of your Investor Warrant (which will remain unmodified and in full force and effect), or issue you a new Investor Warrant if you submitted an Affidavit of Lost Warrant, and (iii) provide you with a check equal to the amount of cash you paid to exercise the Amended Warrant.

Thank you for your time in reviewing this request.

Very truly yours,

/s/ Jeffrey A. Bacha

DelMar Pharmaceuticals, Inc.
Jeffrey A. Bacha
Chief Executive Officer and President

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